                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                  __________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*



                AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
- -------------------------------------------------------------------------------
                               (Name of Issuer)

           DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   009366105
- -------------------------------------------------------------------------------
                                (CUSIP Number)

                                Cheryl Sorokin
                    Executive Vice President and Secretary
                            BankAmerica Corporation
                  and certain of its subsidiaries, including
                       BA Leasing & Capital Corporation
                             555 California Street
                        San Francisco, California 94104
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 20, 1996
- -------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

     Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

- -----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 2
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BANKAMERICA CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          793,750 UNITS
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          793,750 UNITS
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      793,750

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1622%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE  3
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          793,750 UNITS
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          793,750 UNITS
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      793,750

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1622%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 4
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SECURITY PACIFIC EQUIPMENT LEASING, INC.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          793,750 UNITS
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          793,750 UNITS
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      793,750

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1622%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 009366105                   13D                PAGE 5
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BA LEASING & CAPITAL CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEM 2(d) OR 2(e)                                          [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            793,750 UNITS

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             793,750 UNITS

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      793,750

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1622%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to Depositary Units representing Limited Partners' Interests in Airlease Ltd., A California Limited Partnership ("Airlease"), whose principal executive offices are located at 733 Front Street, San Francisco, California 94111.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed jointly by each of the following persons: (i) BA Leasing & Capital Corporation, a California corporation ("BALCAP"), by virtue of its direct beneficial ownership in the Units; (ii) Security Pacific Equipment Leasing, Inc., a Delaware corporation ("Security Pacific Leasing"), by virtue of its ownership of all the outstanding capital stock of BALCAP; (iii) Bank of America National Trust and Savings Association, a national banking association organized under the laws of the United States of America ("Bank of America NT&SA"), by virtue of its ownership of all the outstanding capital stock of Security Pacific Leasing; and (iv) BankAmerica Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all the outstanding capital stock of Bank of America NT&SA.

     BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

     BALCAP's principal place of business is located at 555 California Street, San Francisco, California 94104. BALCAP is principally engaged in leasing and financing a variety of equipment, including aircraft, rail cars, vessels and energy facilities.

     Security Pacific Leasing's principal place of business is located as 555 California Street, San Francisco, California 94104. Security Pacific Leasing is engaged in leasing and financing a variety of equipment.

     Bank of America NT&SA's principal place of business is located as 555 California Street, San Francisco, California 94104. Bank of America NT&SA is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer banking, corporate banking, commercial real estate lending and other financial services, middle-market banking, and private banking and investment services.

     BAC's principal place of business is located as 555 California Street, San Francisco, California 94104. BAC is a holding company, whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world.

     Information concerning the directors and executive officers of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC and the principal occupations or employment of each such person are listed in Exhibits 1, 2, 3 and 4, respectively, attached hereto and incorporated herein by reference.

     To the knowledge of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, none of such persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar violations). To the knowledge of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, during the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of such persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

     All of the funds used for BALCAP's purchase of the Units were provided by Bank of America NT&SA. Bank of America NT&SA derived such funds from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC have acquired the Units for purposes of investment. Except as set forth in Item 6 below, none of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC presently have any plans which relate to or would result in actions or circumstances enumerated in Item 4 of Schedule 13D. Depending on market conditions and other factors (including evaluation of Airlease's business and prospects, availability of funds, alternative uses of funds and general economic conditions), BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC may from time to time purchase additional Units or dispose of all or a portion of the Units.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     BALCAP beneficially and directly owns an aggregate of 793,750 Units of Airlease, which represents approximately 17.1622% of the total number of Units presently issued and outstanding. As the parent company of BALCAP, Security Pacific Leasing may be deemed a beneficial indirect owner of the same 793,750 Units directly owned by BALCAP. As the parent company of Security Pacific Leasing, Bank of

America NT&SA may be deemed a beneficial indirect owner of the same 793,750 Units directly owned by BALCAP and indirectly by Security Pacific Leasing. As the parent company of Bank of America NT&SA, BAC may be deemed a beneficial indirect owner of the same 793,750 Units directly owned by BALCAP and indirectly owned by Security Pacific Leasing and Bank of America NT&SA. BALCAP acquired all such Units on September 20, 1996 from United States Airlease Holding, Inc., a California corporation ("USAH"), for a cash payment of $15.70 per Unit. Except as described in Item 6 below, none of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, nor any of their directors and executive officers, has had any transactions in the Units in the past 60 days. See Item 6 below for a description of an agreement for BALCAP to acquire additional Airlease Purchased Assets (as defined in Item 6 below).

     BALCAP has sole voting and dispositive power over the 793,750 Units.

     By virtue of the relationship between BALCAP and Security Pacific Leasing described in Item 2 above, Security Pacific Leasing may be deemed to possess indirect beneficial ownership of the Units beneficially owned by BALCAP. By virtue of the relationship between BALCAP, Security Pacific Leasing and Bank of America NT&SA described in Item 2 above, Bank of America NT&SA may be deemed to possess indirect beneficial ownership of the Units beneficially owned by BALCAP. By virtue of the relationship between BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC described in Item 2 above, BAC may be deemed to possess indirect beneficial ownership of the Units beneficially owned by BALCAP. The filing of this Schedule 13D by Security Pacific Leasing, Bank of America NT&SA and BAC shall not be construed as an admission that any of them is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

     By virtue of the relationship between BALCAP and Security Pacific Leasing described in Item 2 above, Security Pacific Leasing may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by BALCAP. By virtue of the relationship between BALCAP, Security Pacific Leasing and Bank of America NT&SA described in Item 2 above, Bank of America NT&SA may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by BALCAP. By virtue of the relationship between BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC described in Item 2 above, BAC may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the Units beneficially owned by BALCAP.

     To the knowledge of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, no director or executive officer of any of them owns any Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     BALCAP entered into an Asset Purchase Agreement, dated as of August 5, 1996 (the "Purchase Agreement"), with USL Capital Corporation ("USL Capital") and Ford Motor Credit Company, pursuant to which BALCAP agreed to purchase from USL Capital certain assets of USL Capital and its subsidiaries, including the Units and all of the capital stock of USAH and Airlease Management Services, Inc. ("AMSI;" collectively, the "Airlease Purchased Assets"). The complete terms of the transaction are set forth in the Purchase Agreement attached to this
Schedule 13D as Exhibit 6 and incorporated herein by reference.

     The Purchase Agreement provides that consummation of the purchase and sale of the Airlease Purchased Assets and the assumption of the related liabilities which are to be assumed by BALCAP pursuant to the Purchase Agreement shall take place at two closings. The first closing occurred on September 20, 1996 and the second closing is scheduled to occur on October 31, 1996 (the "Second Closing"). On September 20, 1996, the Units were purchased by BALCAP and, at the second closing, the capital stock of USAH and AMSI will be purchased by BALCAP.

     At the Second Closing, USL Capital will deliver or cause to be delivered resignations of all directors and officers of USAH and AMSI who are employees of USL Capital, USAH or AMSI.

     Pursuant to Section 8.4 of the Amended and Restated Partnership Agreement of Airlease, dated October 10, 1986 (the "Partnership Agreement"), BALCAP has agreed to hold 5% of the total number of Units outstanding immediately after the initial public offering of the Units for so long as AMSI or any related entity remains the general partner of the partnership.

     Pursuant to Section 4.13 of the Partnership Agreement, AMSI agreed to use its best efforts to maintain a net worth sufficient such that Airlease would be taxed as a partnership for federal income tax purposes. Pursuant to the Purchase Agreement, BALCAP has agreed to arrange for satisfaction by AMSI of the net worth requirements of the Partnership Agreement. The complete terms governing Airlease and its partners are set forth in the Partnership Agreement attached to this Schedule 13D as Exhibit 5 and incorporated herein by reference.

     The summaries of the terms and provisions of certain documents set forth in
Item 6 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the terms and provisions of such agreements, which are incorporated herein by reference.

     Except as set forth in Item 6, to the knowledge of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Airlease, including but not limited to transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     1.   Directors and Executive Officers of BALCAP
     2.   Directors and Executive Officers of Security Pacific Leasing
     3.   Directors and Executive Officers of Bank of America NT&SA
     4.   Directors and Executive Officers of BAC
     5. Amended and Restated Agreement of Limited Partnership of Airlease, dated October 10, 1986 (filed as Exhibit 3 to the Schedule 13D filed by United States Airlease Holding, Inc. on October 17, 1986, and incorporated herein by reference)
     6. Asset Purchase Agreement, dated as of August 5, 1996, among BA Leasing & Capital Corporation, USL Capital Corporation and Ford Motor Credit Company (filed as Exhibit 5 to the Schedule 13D filed by United States Airlease Holding, Inc. on September 5, 1996, and incorporated herein by reference)
     7. Agreement of BALCAP, Security Pacific Leasing, Bank of America NT&SA and BAC to file Schedule 13D jointly
     8.1  Signing Authority - BankAmerica Corporation
     8.2  Signing Authority - Bank of America NT&SA
     8.3  Signing Authority - Security Pacific Equipment Leasing, Inc.
     8.4  Signing Authority - BA Leasing & Capital Corporation

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 1996

                            BANKAMERICA CORPORATION


                            BY  /s/ Judith A. Boyle
                              ____________________________
                              Name:  Judith A. Boyle
                              Title:  Counsel

                            BANK OF AMERICA NATIONAL TRUST AND SAVINGS
                            ASSOCIATION


                            By  /s/ Judith A. Boyle
                              ____________________________
                              Name:  Judith A. Boyle
                              Title:  Counsel

                            SECURITY PACIFIC EQUIPMENT LEASING, INC.


                            By  /s/ Judith A. Boyle
                              ____________________________
                              Name:  Judith A. Boyle
                              Title:  Counsel

                            BA LEASING & CAPITAL CORPORATION


                            By  /s/ Judith A. Boyle
                              ____________________________
                              Name:  Judith A. Boyle
                              Title:  Counsel

                                 EXHIBIT INDEX


Exhibit 1.   Directors and Executive Officers of BALCAP
Exhibit 2.   Directors and Executive Officers of Security Pacific Leasing
Exhibit 3.   Directors and Executive Officers of Bank of America NT&SA
Exhibit 4.   Directors and Executive Officers of BAC
Exhibit 5.   Amended and Restated Agreement of Limited Partnership of Airlease,
                dated October 10, 1986 (filed as Exhibit 3 to the Schedule 13D filed by United States Airlease Holding, Inc. on October 17, 1986, and incorporated herein by reference)
Exhibit 6.   Asset Purchase Agreement, dated as of August 5, 1996, among BA
                Leasing & Capital Corporation, USL Capital Corporation and Ford Motor Credit Company (filed as Exhibit 5 to the Schedule 13D filed by United States Airlease Holding, Inc. on September 5, 1996, and incorporated herein by reference)
Exhibit 7.   Agreement of BALCAP, Security Pacific Leasing, Bank of America
                NT&SA and BAC to file Schedule 13D jointly
Exhibit 8.1  Signing Authority - BankAmerica Corporation
Exhibit 8.2  Signing Authority - Bank of America NT&SA
Exhibit 8.3  Signing Authority - Security Pacific Equipment Leasing, Inc.
Exhibit 8.4  Signing Authority - BA Leasing & Capital Corporation